Exhibit 99.2

KAMADA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Chaime Orlev and Nir Livneh, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Kamada Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, December 10, 2025, at 4:00 p.m. (Israel time), at the offices of the Company, 2 Holzman Street, Weizmann Science Park, Rehovot 7670402, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice and Proxy Statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE RE-ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND FOR THE OTHER ITEM SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

KAMADA LTD.

DECEMBER 10, 2025

GO GREEN

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Please sign, date and mail your proxy card in the

envelope provided as soon as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND “FOR” THE OTHER PROPOSAL. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect seven directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company.

	FOR	AGAINST	ABSTAIN
Lilach Asher Topilsky	☐	☐	☐
Uri Botzer	☐	☐	☐
Ishay Davidi	☐	☐	☐
Karnit Goldwasser	☐	☐	☐
Lilach Payorski	☐	☐	☐
Leon Recanati	☐	☐	☐
David Tsur	☐	☐	☐

2.	To approve the grant of options to Mr. Amir London, the Company’s Chief Executive Officer.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	To adopt an amended and restated Compensation Policy for Executive Officers and Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.	To approve certain amendments to the Company’s Articles of Association, including to permit indemnification and insurance of the Company’s directors and officers under the Israeli Securities Law, 1968 and the Israeli Economic Competition Law, 1988.

FOR	AGAINST	ABSTAIN
☐	☐	☐

5.	Subject to the approval of Proposal 4, to approve an amendment to the exemption and indemnification undertaking letter issued by the Company to each of its directors and officers to provide for indemnification and insurance to the fullest extent permitted under the Israeli Securities Law, 1968 and the Israeli Economic Competition Law, 1988.

FOR	AGAINST	ABSTAIN
☐	☐	☐

6.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2025, and for such additional period until the Company’s next annual general meeting of shareholders.

FOR	AGAINST	ABSTAIN
☐	☐	☐

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

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.